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June 18, 2010

Ms. Jaime John
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Ms. John,

Tree Top Industries, Inc. (the “Company)|”) will respond in letter form, paragraph by paragraph to each of the items in the letter from Patrick Gilmore, dated June 3, 2010, and also by the appropriate amendments to the Company’s Form 10 – K for the fiscal year ended December 31, 2009 and Form 10 – Q for the fiscal quarter ended March 31, 2010, on or before July 15, 2010.

Sincerely,

/S/ David I. Reichman
David I. Reichman, Chairman & CEO

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